MINTZ LEVIN Anthony E. Hubbard | | aehubbard@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

                                                                                              August 6, 2007

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Amedica Corporation Withdrawal of Registration Statement on Form S-1
(File No. 333-143160) and Registration Statement on Form 8-A (File No. 001-33624)

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Amedica Corporation is a Withdrawal of Registration Statement on Form S-1 (File No. 333-143160) and Registration Statement on Form 8-A (File No. 001-33624).

Please contact the undersigned at (617) 348-1706, or Jonathan L. Kravetz of this firm at (617) 348-1674 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/Anthony E. Hubbard

Anthony E. Hubbard

AEH/lss

Enclosure

cc:	Ms. Peggy A. Fisher
Mr. Geoffrey Kruczek
U.S. Securities and Exchange Commission

Ashok C. Khandkar, Ph.D.
Mr. Reyn E. Gallacher
Amedica Corporation

Jonathan L. Kravetz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Bruce K. Dallas, Esq.
Davis Polk & Wardwell

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Amedica Corporation

615 Arapeen Drive

Suite 302

Salt Lake City, UT 84108

August 6, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	Amedica Corporation Withdrawal of Registration Statement on Form S-1
(File No. 333-143160) and Registration Statement on Form 8-A (File No. 001-33624)

Ladies and Gentlemen:

On May 22, 2007, Amedica Corporation, a Delaware corporation (the “Company”), filed Registration Statement No. 333-143160 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commissions (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Additionally, the Company requests that the Commission consent to withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-33624), filed with the Commission on July 27, 2007, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

The Company also requests that, pursuant to Rule 418 under the Securities Act, all materials provided supplementally to the staff of the Commission be returned to the Company. The Company will separately request that its confidential treatment application also be withdrawn at this time, and that any exhibits and schedules thereto, the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Anthony E. Hubbard, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1706.

Sincerely, AMEDICA CORPORATION

By:	/s/ Ashok C. Khandkar
Ashok C. Khandkar Chief Executive Officer

cc:	Ms. Peggy A. Fisher
Mr. Geoffrey Kruczek
U.S. Securities and Exchange Commission

Ashok C. Khandkar, Ph.D.

Mr. Reyn E. Gallacher

Amedica Corporation

Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Bruce K. Dallas, Esq.

Davis Polk & Wardwell